SOUTHERN ENERGY COMPANY, INC.
                          100 W. Liberty St. 10th Floor
                                    Reno, NV
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VIA EDGAR ONLY

November 10, 2009

United States Securities and Exchange Commission
Washington D.C. 20549
Mail Stop 3561

Attention: David Edgar and Craig Wilson

Re: Southern Energy Company Inc.

To Whom It May Concern:

In response to your letter dated September 1, 2009, Southern Energy Company Inc. wishes to advise the following:

As Moore is no longer registered with the PCAOB, we will not include Moore's audit reports or consents in any filings with the Commission made on or after August 27, 2009. If Moore audited a year that we are required to include in filings with the Commission, we plan to engage a firm that is registered with the PCAOB to re-audit that year.

Very truly yours,


/s/ Ricardo Munoz
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Ricardo Munoz